UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2023

Commission File Number 001-35991

AENZA S.A.A.

(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant’s name into English)

Av. Petit Thouars 4957

Miraflores

Lima 34, Peru

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

December 11, 2023

Today AENZA has been notified with Resolution No. 18 of November 22, 2023 (the “Resolution”), issued by the Fifth National Preparatory Investigation Court, by which Resolution No. 8 of August 11, 2023 was declared consented, whereby the Final Collaboration and Benefits Agreement signed on September 15, 2022 (the “Plea Agreement”) was approved, between AENZA S.A.A. and its subsidiaries CUMBRA PERU S.A. and UNNA TRANSPORTE S.A.C., and the Ad Hoc Public Prosecutor’s Office and the Attorney General’s Office, in all its terms, as informed to the market by means of a Relevant Information Communication.

With the notification of the Resolution, the Plea Agreement enters into force and the Special Plea Agreement Process initiated by the Company in January 2019 is definitively concluded.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AENZA S.A.A.

By:	/s/ CRISTIAN RESTREPO HERNANDEZ
Name:	Cristian Restrepo Hernandez
Title:	VP of Corporate Finance
Date:	December 11, 2023

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